UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2026

Len M. Fox
Principal Accounting Officer
Exxon Mobil Corporation
22777 Springwoods Village Parkway
Spring, TX 77389

Re: Exxon Mobil Corporation
Form 10-K for the Fiscal Year ended December 31, 2025
Filed February 18, 2026
File No. 001-02256

Dear Len M. Fox:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation